Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	* FOIA Confidential Treatment Request* Confidential Treatment Requested by FibroGen, Inc. in connection with Registration Statement on Form S-1 filed on October 1, 2014

October 23, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Tabatha McCullom
Joel Parker
Christina De Rosa
Amy Reischauer
Daniel Greenspan

RE:	FibroGen, Inc.
Registration Statement on Form S-1
Filed October 1, 2014
File No. 333-199069
CIK No. 000921299

Ladies and Gentlemen:

On behalf of FibroGen, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated July 9, 2014 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on June 11, 2014 and, as subsequently revised, was filed with the Commission on October 1, 2014 (the “Registration Statement”). In this letter, we are responding only to comment number 9 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company initially responded to comment number 9 in the Company’s letter dated August 8, 2014.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

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itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (650) 843-5636 rather than rely on the U.S. mail for such notice.

Estimated Price Range:

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”), which the Company anticipates could commence as soon as [*], 2014. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering prices to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be a two to three dollar price range within or below the range of $[*] to $[*] per share (“Estimated Price Range”). Please note that unless otherwise indicated, the per share amounts and share amounts in this letter reflect the impact of an anticipated 1-for-2.5 reverse stock split that the Company plans to effect immediately prior to the offering.

Staff Comments and Supplemental Company Responses

Comments

9. Please disclose the methods used and the nature of your material assumptions in determining the fair value of your common stock. Please note we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

Page Three

Supplemental Company Response:

The Company has granted stock options during the period from September 26, 2013 through the date of this letter as follows:

Grant date	Number of shares underlying stock options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
September 26, 2013	511,150 pre-split (204,460 post-split)	$5.49 pre-split ($13.73 post-split)	$5.49 pre-split ($13.73 post-split)
December 5, 2013	37,500 pre-split (15,000 post-split)	$5.50 pre-split ($13.75 post-split)	$5.50 pre-split ($13.75 post-split)
July 8, 2014*	193,700 pre-split (77,480 post-split)	$5.50 pre-split ($13.75 post-split)	$5.83 pre-split ($14.58 post-split)
July 8, 2014**	5,467,982 pre-split (2,187,187 post-split)	$5.83 pre-split ($14.58 post-split)	$5.83 pre-split ($14.58 post-split) ***

*	- stock options were approved by board of directors on December 5, 2013, but the accounting grant date was July 8, 2014, the date of stockholder approval of an increase to the reserve under the 2005 Stock Plan
**	- stock options were approved by board of directors on March 19, 2014, but the accounting grant date was July 8, 2014, the date of stockholder approval of an increase to the reserve under the 2005 Stock Plan
***	- Both of the amounts shown represent the accounting grant date fair values as preliminarily established as of July 8, 2014. As further discussed below, the Company will be using a midpoint between the most recent fair value determination and the low end of the Estimated Price Range.

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes.

Stock option grants and common stock valuations

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-party valuations. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

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the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	progress of research and development activities;

•	the Company’s operating and financial performance, including its levels of available capital resources;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	rights and preferences of the Company’s common stock compared to the rights and preferences of its other outstanding equity securities;

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, IPO valuations and other metrics;

•	the achievement of enterprise milestones, including the Company’s progress in clinical studies;

•	the likelihood of achieving a liquidity event for the Company’s common stock, such as an IPO or an acquisition of the Company given prevailing market and biotechnology sector conditions;

•	sales of the Company’s convertible preferred stock in arms-length transactions;

•	the illiquidity of the Company’s securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

Common stock valuation methodologies

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

Page Five

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•	Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the Company’s stage of development and other relevant factors, the Company determined that PWERM was the most appropriate method for determining the estimated fair value of the Company’s common stock.

Contemporaneous common stock valuations

In determining the estimated fair value of the common stock underlying the stock options granted, the Company’s board of directors considers the most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. Each of the stock option grant dates since September 26, 2013 is discussed below.

September 26, 2013. The Company received an independent third-party valuation of its common stock as of July 31, 2013 that indicated that the fair value of the common stock on that date was $13.73 per share. In this contemporaneous valuation, the PWERM methodology was used to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of six possible future scenarios based on different potential outcomes related to clinical development programs, including three different IPO scenarios with an estimated probability of 15%, 30% and 30%, respectively; and three different sale scenarios that were weighted at 7.5%, 15% and 2.5%, respectively. The Company applied a discount of 16% to reflect the lack of marketability of the Company’s common stock based on the weighted-average expected time to liquidity. In July 2013, the Company entered into a collaboration agreement with AstraZeneca for roxadustat for the treatment of anemia in the U.S. and all territories not previously licensed to Astellas, except China. Also, in July 2013, through its China subsidiary and related affiliates, the Company entered into a collaboration agreement with AstraZeneca for roxadustat for the treatment of anemia in China. In light of these and other clinical developments, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $13.73 per share as of July 31, 2013.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

Page Six

December 5, 2013. The Company received an independent third-party valuation of its common stock as of October 31, 2013 that indicated that the fair value of the common stock on that date was $13.75 per share. In this contemporaneous valuation, the Company used the PWERM methodology to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of six possible future scenarios based on different potential outcomes related to clinical development programs, including three different IPO scenarios with an estimated probability of 15%, 30% and 30%, respectively; and three different sale scenarios that were weighted at 7.5%, 15% and 2.5%, respectively. The Company applied a discount of 16% to reflect the lack of marketability of the Company’s common stock based on the weighted-average expected time to liquidity. Between September 26, 2013 and December 5, 2013, the Company continued to make progress in its clinical product portfolio. In light of these developments, the Company’s board of directors determined that the estimated fair value of the Company’s common stock had slightly increased to $13.75 per share as of December 5, 2013.

July 8, 2014. Note that while the Company’s board of directors approved (i) certain stock options on December 5, 2013 and (ii) stock options on March 19, 2014, the Company’s stockholders did not approve the corresponding increase to the share reserve under the Company’s 2005 Stock Plan (from which such stock options were granted) until July 2014. While the stock options were granted by the Company’s board of directors from a legal perspective on December 5, 2013 and March 19, 2014, respectively, such stock options were granted for financial accounting purposes on July 8 2014. The Company received an independent third-party valuation of its common stock as of February 28, 2014 that indicated that the fair value of the common stock on that date was $14.58 per share. In its contemporaneous valuation, the Company used the PWERM methodology to develop a probability-weighted estimate of the value of the Company’s common stock based on an assessment of six possible future scenarios based on different potential outcomes related to clinical development programs, including three different IPO scenarios with an estimated probability of 15%, 30% and 30%, respectively; and three different sale scenarios that were weighted at 7.5%, 15% and 2.5%, respectively. The Company applied a discount of 14% to reflect the lack of marketability of the Company’s common stock based on the weighted-average expected time to liquidity. Between December 5, 2013 and March 19, 2014, the Company continued to make progress in its clinical product portfolio. In light of these developments, the Company’s board of directors determined that the estimated fair value of the Company’s common stock had increased to $14.58 per share as of March 19, 2014 based on the third-party valuation as of February 28, 2014.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of common stock in connection with prior stock option grants, the Company is providing the information set forth below.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

Page Seven

2013-14 Stock Option Grants. The Company believes the following factors, along with those set forth above with respect to each of the options granted by the Company since September 26, 2013, more than adequately explain the difference between the grant date estimated fair values of the Company’s common stock on those grant dates and the estimated IPO price.

•	The Company has continued to progress its clinical programs for (i) roxadustat, or FG-4592, an oral small molecule inhibitor of HIF prolyl hydroxylases in Phase 3 clinical development for the treatment of anemia in chronic kidney disease and (ii) FG-3019, a monoclonal antibody in Phase 2 clinical development for the treatment of idiopathic pulmonary fibrosis, pancreatic cancer and liver fibrosis. In July 2013, the Company entered into a collaboration agreement with AstraZeneca for roxadustat for the treatment of anemia in the U.S. and all territories not previously licensed to Astellas, except China. Also, in July 2013, through its China subsidiary and related affiliates, the Company entered into a collaboration agreement with AstraZeneca for roxadustat for the treatment of anemia in China.

•	The Estimated Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through September 30, 2014 and the Estimated Price Range. For example, as noted above, the independent valuation of the common stock as of February 28, 2014 applied a 14% “private company” discount to reflect this lack of liquidity. The fair value of $14.58 per share for the stock options granted on July 8, 2014 represents approximately [*]% of the midpoint of the Estimated Price Range ($[*]) in part due to the illiquidity discount.

•	The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of outstanding preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The Estimated Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation for purposes of the Estimated Price Range, compared to the valuations set by the Company’s board of directors, which included the effect of preferences for the Company’s preferred stock.

•	The Estimated Price Range reflects a remarkable improvement in the relevant market environment since September 26, 2013. This improvement is evidenced by, among other things, the more than 30% increase in the value of the NASDAQ Biotechnology Index from September 26, 2013 through September 30, 2014.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

Page Eight

As described above, the per-share exercise prices of the stock options granted since September 26, 2013 were supported by contemporaneous independent valuations of the underlying common stock. Accordingly, the Company and its board of directors consider these prices to represent a bona fide estimate of the fair value of the common stock as of the grant date.

However, in light of the passage of time between:

a)	the most recent third-party valuation on February 28, 2014,

b)	the board of directors’ determination of fair value of $14.58 on March 19, 2014 in connection with its approval of stock option grants on that date, and

c)	the July 8, 2014 grant date (for financial accounting purposes, based on the date of stockholder approval of an increase to the reserve under the 2005 Stock Plan) of option grants approved by the board of directors on March 19, 2014 and December 5, 2013, combined with the increased likelihood during that intervening period of a liquidity event, as evidenced by Company’s confidential submission of a draft registration statement on Form S-1 on June 11, 2014, the Company has determined in the interest of prudence and solely for financial accounting purposes that will use a deemed fair value per share of common stock as of the July 8, 2014 accounting measurement date of $[*] per share which represents the mid-point of the most recent determination of fair value of $14.58 per share and the low end of the Estimated Price Range of $[*] per share. In determining to use the mid-point between most recent fair value determination and the low end of the Estimated Price Range as it is preparing its consolidated financial statements for the nine months ending September 30, 2014 (which will be included in an updated Registration Statement), the Company considered the totality of the evidence available including progress of its ongoing clinical trials, continued progress in its IPO efforts, current valuation indicators from its underwriters which are the basis for the Estimated Price Range, the modest increase in the NASDAQ Biotechnology Index from July 8, 2014 through the current date and the lack of any significant, intervening events between February 28, 2014 and July 8, 2014, other than commencement of the IPO efforts, which has been factored into the Company’s conclusion herein.

Anticipated Equity Compensation Grants. The Company presently anticipates granting certain equity awards to its independent directors and other optionees concurrently with the IPO. With respect to these awards, the Company intends to use the price to the public in the IPO as the deemed fair value per share of common stock for financial accounting purposes.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 23, 2014

Page Nine

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5636 or Glen Sato of Cooley LLP at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Thomas B. Neff, FibroGen, Inc.
Michael Lowenstein, FibroGen, Inc.
Glen Y. Sato, Cooley LLP
John L. Savva, Sullivan & Cromwell LLP
Deepak Bhandarkar, PricewaterhouseCoopers LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM